1050 – 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
May 11, 2026	www.integraresources.com
INTEGRA REPORTS FIRST QUARTER 2026 RESULTS;
RECORD TOTAL TONNES MINED, AND STRENGTHENED FINANCIAL POSITION
Vancouver, British Columbia – Integra Resources Corp. (“Integra” or the “Company”) (TSXV: ITR; NYSE American: ITRG) is pleased to announce financial and operating results for the three months ended March 31, 2026 (the “first quarter” or “Q1 2026”). The Company will host a conference call to discuss first quarter 2026 results on Tuesday, May 12, 2026 at 11:00 AM Eastern Time / 8:00 AM Pacific Time.
(All amounts expressed in United States (“U.S.”) dollars unless otherwise stated)
First Quarter 2026 Highlights:
•Mined 3.0M tonnes of ore and 3.9M tonnes of waste at a strip ratio of 1.30 at the Florida Canyon Mine (the “Florida Canyon Mine” or “Florida Canyon” or the “Mine”) for Q1 2026. As a result, ore mining rates were 33,421 tonnes per day (“tpd”) and total tonnes mined were 76,800 tpd, a record for the Mine.
•In Q1 2026, Florida Canyon produced 12,635 gold ounces and sold 12,518 gold ounces at a record average realized price of $4,854 per gold ounce.
•Quarterly revenue of $61.7 million in Q1 2026, compared to revenue of $57.0 million in Q1 2025.
•Mine operating earnings of $24.9 million in Q1 2026 compared to $15.5 million in Q1 2025. Operating margin of 40% in Q1 2026 was improved from the 27% operating margin recorded in Q1 2025.
•Q1 2026 adjusted earnings(1) of $12.9 million, or $0.07 per share, compared to $4.4 million, or $0.03 per share in Q1 2025. Adjustments were largely related to unrealized gains associated with the bullion contracts, losses on the disposal of mineral properties, plant, and equipment, and deferred tax expenses.
•Q1 2026 net earnings of $12.5 million, or $0.06 earnings per share improved from the net earnings of $1.0 million, or $0.01 earnings per share recorded in Q1 2025.
•Cash costs(1) averaged $2,422 per gold ounce and Mine-site all in sustaining costs(1) (“Mine-site AISC”) averaged $3,310 per gold ounce in Q1 2026, both impacted by lower gold ounces sold, higher royalties and excise taxes on gold sales from higher than planned metal prices, and increased diesel prices.
•Operating cash flow of $13.8 million decreased from $15.7 million in Q1 2025, largely due to a $12.1 million increase in cash used for working capital, largely inventory buildups, partially offset by stronger mine operating earnings supported by higher metal prices.
•Free cash flow(1) was $3.0 million, or $0.02 per share, for Q1 2026.
•Cash and cash equivalents of $105.8 million at March 31, 2026, an increase from $63.1 million at December 31, 2025 and benefitting from the $57.5 million bought deal public offering completed during the quarter.
•The Company commissioned six new Caterpillar 785 haul trucks during the quarter, materially enhancing mining capacity and supporting higher sustained mining rates going forward.
•The Company raised gross proceeds of $61.6 million ($57.5 million net of underwriting commissions and issuance costs of $4.1 million), through a bought deal public offering in Q1 2026 significantly strengthening the Company’s balance sheet and funding near-term growth initiatives at the DeLamar Project (the “DeLamar Project” or “DeLamar”). Net proceeds are expected to be used to commence pre-production expenditures at the DeLamar Project and funded the $12.5 million acquisition of a strategic land position near the DeLamar Project.
•Continued advancement of the resource growth drilling program at Florida Canyon in Q1 2026. The drilling program marks the first phase of a multi-year growth strategy designed to expand mineral reserves and resources. The Florida Canyon technical report is on track and expected to be released in the third quarter of 2026.
•Continued engagement with stakeholders across Nevada, Idaho, and Oregon, including local communities, civic and non-profit organizations, government officials, and Tribal Nations.
•The Company filed its Feasibility Study Technical Report ("FS") for the DeLamar Project on February 2, 2026, with an effective date of December 8, 2025. The FS for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and a high rate of return.
(1)Refer to the “Non-GAAP Financial Measures” disclosure at the end of this news release and associated MD&A for a description and calculation of these measures.
George Salamis, President, CEO and Director of Integra commented:
“Q1 2026 demonstrated the continued strength of Integra’s transformation into a growing and profitable U.S.-focused gold producer,” said George Salamis, President, CEO and Director of Integra. “At Florida Canyon, we achieved record mining rates and strengthened operational flexibility during the quarter due to the significant reinvestment in our haulage fleet over the past 12 months. The Company continues to generate strong operating margins and free cash flow despite temporary production timing impacts that we expect to recover over the balance of the year. Importantly, we maintained our full-year production guidance, underscoring our confidence in the operation and the investments we have made to support higher sustained mining rates and future production growth.
In parallel, we significantly strengthened our balance sheet through a successful bought deal financing, ending the quarter with more than $105 million in cash to support near-term growth initiatives, including the continued advancement and de-risking of DeLamar. Over the past year, we have advanced DeLamar through feasibility work, permitting milestones, strategic land acquisitions, and FAST-41 coordination, while continuing to expand exploration and technical work across our broader portfolio. With an updated Florida Canyon mine plan and technical report expected later this year, permitting momentum at DeLamar, pre-feasibility work at Nevada North, a record-sized 50,000 meter exploration program and production expected to grow meaningfully in 2027 and 2028, we believe 2026 represents an important inflection point as we continue building a sustainable, multi-asset intermediate gold producer in the United States.”

Financial and Operating Highlights
Unit abbreviations in tables: kt = thousand tonnes, g/t = grams per tonne, Au = gold, oz = troy ounce, $000s = thousands of U.S. dollars, $/sh = U.S. dollars per share, $/oz = U.S. dollars per gold ounce, $/oz sold = U.S. dollars per gold ounce sold.

		Three months ended March 31,
Operating Highlights	Unit	2026	2025
Ore mined	kt	3,008	3,021
Waste mined	kt	3,902	1,799
Total Mined	kt	6,910	4,820

Crushed ore to pad	kt	1,784	1,764
Run of mine ore to pad	kt	1,074	1,199
Total placed	kt	2,858	2,963

Strip ratio	waste/ore	1.30	0.60
Ore mined/day	tpd	33,421	33,572
Total mined/day	tpd	76,772	53,555

Gold
Average grade	g/t	0.19	0.23
Recovery	%	59.9%	60.4%
Produced	oz	12,635	19,323
Sold	oz	12,518	19,540

		Three months ended March 31,
Financial Highlights	Unit	2026	2025
Revenue	$ millions	61.7	$57.0
Cost of sales	$ millions	(36.9)	$(41.5)
Mine operating earnings	$ millions	24.9	$15.5
Earnings for the period	$ millions	12.5	$1.0
Earnings per share (basic)	$/share	0.06	$0.01
Adjusted earnings for the period(1)	$ millions	12.9	$4.4
Adjusted earnings per share (basic)(1)	$/share	0.07	$0.03
Operating cash flow	$ millions	13.8	$15.7
Operating cash flow per share (basic)	$/share	0.07	$0.09
Free cash flow(1)	$ millions	3.0	$9.7
Free cash flow per share (basic)	$/share	0.02	$0.06
Cash costs(1)	$/oz sold	2,422	$2,016
Mine-site AISC(1)	$/oz sold	3,310	$2,342
(1)Non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section of this news release.

Financial Position		March 31, 2026	December 31, 2025
Cash and cash equivalents	$ millions	$105.8	$63.1
Working capital(1)	$ millions	$139.7	$92.9
(1)Non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section of this news release.
Mining
In Q1 2026, the Company mined 3.0M tonnes of ore from its open pit operations at Florida Canyon, consistent with tonnes mined in Q1 2025. The Company also mined 3.9M tonnes of waste in Q1 2026 in line with plan, resulting in a strip ratio of 1.30, up from 1.8M tonnes of waste and a strip ratio of 0.60 in Q1 2025. The higher strip ratio in Q1 2026 results from the Company’s stated commitment of reinvestment through increased capitalized waste stripping and ramping up new mining areas, as outlined in its 2026 guidance.
Mining activities at Florida Canyon during the first quarter 2026 increased significantly, achieving a record mining rate of 76,800 total tonnes per day and positioning the operation to deliver improved operational flexibility and production consistency in future quarters. This increase was driven by the addition of the six Caterpillar 785 haul trucks commissioned during the quarter, completing the expansion of the fleet since 2025 to include eight Caterpillar 785 haul trucks, one Caterpillar 992HL loader and one Hitachi EX3600 front shovel. With increased haulage capacity and an enhanced mining fleet, the operation is better equipped to manage the historical waste stripping inherited from prior operators.
The Company expects production to trend higher through the balance of 2026 as mining rates remain elevated and leach pad performance continues to normalize.
Production
In Q1 2026, the Company produced 12,635 ounces of gold, compared to 19,323 ounces in Q1 2025. Approximately 3,000 ounces were deferred from current quarter production due to temporarily reduced solution flow rates to a specific Phase II leach pad cell. The cell contains fine ore from the newly opened N2 pit, and a blending strategy has been developed to maintain nominal leach rates for this fine material. With this approach, together with the ramp up of the Phase IIIB leach pad, the Company expects to meet its annual gold production guidance of 70,000 to 75,000 ounces, with the majority of deferred first quarter ounces expected to be recovered through ongoing leaching over the remainder of 2026.
Average gold process recoveries were 59.9% in Q1 2026 slightly less than the 60.4% recovery achieved in Q1 2025. Annual recoveries were in line with expectations.
Sustaining and Non-sustaining Capital
The first quarter of 2026 continued to mark a capital-intensive period across the Company’s portfolio of assets with several key activities during the quarter. These investments reflect a deliberate focus on de-risking the portfolio and positioning the Company for sustainable production growth.
In Q1 2026, the Company invested $10.8 million in sustaining capital, compared to $6.0 million in Q1 2025. This increase reflects the Company's reinvestment strategy through new equipment leases, increased capital stripping, and mobile equipment refurbishments. The Company expects increased investment in sustaining capital expenditures to continue into Q2.
The Company also invested $1.8 million in non-sustaining growth capital during the first quarter with no comparative amount in Q1 2025. This spending was primarily directed toward the growth-focused capital stripping and drilling programs at the Florida Canyon Mine discussed further in the Exploration section below, as well as equipment lease payments for the expanded fleet.
These expenditures are in line with the Company's 2026 Guidance.
Cash Costs and Mine-site AISC
Cash costs averaged $2,422 per gold ounce and Mine-site AISC averaged $3,310 per gold ounce in Q1 2026, both metrics were elevated, with cash costs above the Company's guidance range of $1,900 to $2,100 per ounce and Mine-site AISC above the Company's guidance range of $2,750 to $2,950 per ounce due to lower gold ounces sold, higher royalties and excise taxes on gold sales from higher than planned metal prices, and increased diesel prices.
Royalties and excise taxes, which constitute a material component of cash costs and Mine-site AISC, are directly impacted by fluctuations in the gold price. The Company's guidance assumed an average gold price of $3,800 per ounces, and a $100 per ounce change in the gold price results in an estimated $7 change to both cash costs and Mine-site AISC.
Exploration
In Q1 2026, the Company completed 8,530 meters of its 42,500 meter 2026 growth focused drilling program at Florida Canyon. The 2026 program continues on the success of the 2025 program focusing on four key areas: (1) Resource development at the Florida Canyon Mine Property; (2) underexplored extensions of Florida Canyon gold mineralization; (3) Standard Mine area targets; and (4) greenfield exploration targets. The program is specifically designed to support resource and reserve growth and extend mine life at Florida Canyon.
Program expenditures totaled $1.5 million in Q1 2026.

Selected Q1 Financial Results
Revenue
In Q1 2026 the Company sold 12,518 ounces of gold at average realized prices of $4,854 per ounce of gold generating revenue of $61.7 million, compared to 19,540 ounces at average realized prices of $2,888 per ounce in Q1 2025, resulting in revenues of $57.0 million.
Net Earnings
During the three months ended March 31, 2026, net earnings were $12.5 million compared to net earnings of $1.0 million for the same period in 2025. The net earnings in Q1 2026 largely resulted from strong mine operating earnings supported by record average realized gold prices.
Q1 2026 adjusted earnings of $12.9 million, or $0.07 per share, increased compared to adjusted earnings of $4.4 million or $0.03 per share in Q1 2025. The increase was primarily related to $9.4 million in higher mine operating earnings as a result of higher gold sales with higher average realized prices.
Cash Flow
Cash flows provided by operations in Q1 2026 totaled $13.8 million, a decrease of $1.9 million compared to the $15.7 million generated in Q1 2025. The primary driver of this decrease is related to a $12.1 million increase in cash used for working capital, largely driven by inventory buildups, partially offset by increased cash flow from improved mine operating earnings that benefited from higher metal prices.
During the first quarter, the Company made payments of $30.4 million for mineral properties, plant and equipment, and leases, which included $17.7 million invested at the DeLamar Project, largely on de-risking activities, of which $3.4 million related to an initial deposit to Idaho Power for planning work on upgrading the existing power infrastructure, and $12.5 million for the acquisition of a strategic land position near the DeLamar Project. Additionally, $10.8 million in payments were related to sustaining capital and $1.8 million were related to non-sustaining capital expenditures at Florida Canyon. This increased from payments of $6.4 million for mineral property, plant and equipment, and leases made in Q1 2025, which were related to sustaining capital expenditures at Florida Canyon.
Q1 2026 free cash flow generated of $3.0 million, or $0.02 per share, was lower than $9.7 million, or $0.06 per share, generated in Q1 2025.
Financial Position
As at March 31, 2026, the Company had a cash and cash equivalent balance of $105.8 million, an increase of $42.7 million from $63.1 million at December 31, 2025.
The Company’s working capital was $139.7 million on March 31, 2026, reflecting a $46.8 million increase from December 31, 2025. This improvement was largely attributable to a $42.7 million increase in cash, benefiting from the $57.5 million bought deal public offering and robust operational performance, the payment of $6.9 million in trade and other payables, the buildup of $4.8 million in inventories, partially offset by a buildup of $2.8 million in tax liabilities, and $2.4 million in current lease liabilities from new equipment.
Development Projects
Capital and exploration expenses
In Q1 2026, the Company incurred $4.0 million in exploration and development expenses, largely for engineering and permitting work at the DeLamar Project. In addition, the Company invested $17.7 million in mineral property, plant, and equipment at DeLamar, including $16.5 million in de-risking activities, of which $3.4 million related to an initial deposit to Idaho Power to begin planning work on upgrading the existing power infrastructure, and $12.5 million for the acquisition of a strategic land position near the DeLamar Project.

Permitting
Integra’s 2025 DeLamar Project Mine Plan of Operations ("MPO") Version 4.1 was determined to be administratively complete in August 2025, meeting the content requirements at 43 CFR 3809.401(b). Through the preparation of environmental resource modeling and completion of the FS, select project refinements have been incorporated to reduce potential environmental impacts. An optimized MPO Version 4.3 has been developed and was submitted to the United States Bureau of Land Management (the "BLM") on May 1, 2026. The MPO Version 4.3 is the project proposed action and will serve as the basis for BLM’s environmental review of the DeLamar Project under the National Environmental Policy Act ("NEPA"). Following the publishing of the Notice of Intent in Q2 2026, public and agency scoping will identify environmental concerns (issues) associated with project implementation. These issues will inform the development of potential alternatives. Environmental effects analysis of the DeLamar Project and a no action alternative will be issued in an Environmental Impact Statement ("EIS") . In the EIS and accompanying record of decision, anticipated in Q3 2027, the BLM will identify a preferred alternative and any required mitigation measures required for the DeLamar Project implementation. Following the NEPA process, a final revised MPO will be prepared that incorporates the preferred alternative and any identified mitigation measures. Once all applicable federal, state and local permits are obtained, the DeLamar Project will commence construction.
The DeLamar Project’s permitting timeline was posted to the FAST-41 project dashboard on January 13, 2026. The FAST-41 Transparency Project program is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency. Agencies must develop and maintain a coordinated, project-specific timetable for all required environmental review and permitting actions. Integra will be designated a dedicated project advisor from the Permitting Council, who will monitor the advancement of the project – maintaining active engagement and coordination across multiple regulatory agencies. The Permitting Council provides high-level oversight to ensure that federal agencies adhere to established timetables. The DeLamar Project’s permitting timeline posted to the FAST-41 project dashboard highlights an accelerated 15 month NEPA schedule from start to finish.
The Company completed its FS for the DeLamar Project with an effective date December 8, 2025. The FS for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and a high rate of return. The FS outlines total production of 1.1 million ounces of gold equivalent (“AuEq”) over a 10-year operating mine life (plus two years of residual leaching), resulting in an average annual production profile of 106,000 ounces AuEq per annum at a co-product Mine-site AISC of $1,480 per ounce (“/oz”) AuEq. Initial capital cost are $389 million, including $38 million of owners’ cost, and sustaining capital of $305 million over the mine life. The DeLamar Project generates an after-tax net present value (“NPV5%”) of approximately $774 million with an after-tax internal rate of return (“IRR”) of 46% at base case gold and silver prices of $3,000/oz and $35/oz, respectively. After-tax NPV5% improves to approximately $1.9 billion and after-tax IRR to 97% using recent gold and silver prices of $4,500/oz and $65/oz, respectively.
During the quarter the Company also advanced the Nevada North Project, which consists of the Wildcat Deposit ("Wildcat") and the Mountain View Deposit ("Mountain View") (collectively, the "Nevada North Project" or "Nevada North"). A preliminary hydrogeological study completed at Wildcat in Q4 2025 provided preliminary data related to groundwater depth, flow direction and water quality. Additional hydrogeological data collection in 2026 will support the development of a hydrogeological conceptual site model ("HCSM") and further assessment of potential water management and supply issues impacting mining and reclamation planning. Decision record documentation for the Wildcat Exploration Plan of Operations ("EPO") is complete as of April 9, 2026, and the Reclamation Permit from Nevada Division of Environmental Protection ("NDEP") Bureau of Mining Regulation and Reclamation ("BMRR") was received on April 20, 2026, with an effective date of May 5, 2026. The Wildcat EPO, now fully approved, will provide greater flexibility for significantly expanded exploration and hydrogeological drilling campaigns scheduled to begin in Q2 2026.
At Mountain View, environmental analysis for the EPO is also complete, and the NDEP BMRR Reclamation Permit is anticipated in Q2 2026. Once fully approved and permitted, the Mountain View EPO will provide greater flexibility for significantly expanded exploration and drilling campaigns in the future. Integra expects to begin work on an updated technical report for Nevada North in 2026 with a target release date in early 2027.

External affairs activities for the quarter maintained broad stakeholder engagement, with the most frequent stakeholder categories including local residents, civic and non-profit organizations, government and elected officials, and Tribal Nations, totaling over 4,250 stakeholders engaged in Nevada, Idaho, and Oregon. Specific initiatives included workforce development planning, community wood-bank support, seasonal food-bank holiday drives, industry conferences, and Tribal Relationship Agreement implementation. Targeted engagement informing mine planning and design included regenerative grazing, park & ride location, reclamation planning, visual effects, Indigenous knowledge and cultural studies.
Health, Safety and Environment
Integra experienced zero fatalities and zero lost time incidents in Q1 2026. Zero MSHA-reportable injuries occurred at Florida Canyon in Q1 2026. The 2026, year to date total recordable incident frequency rate ("TRIFR") at Florida Canyon was zero compared to 1.79 for 2025.
Integra recorded zero quarterly or immediately reportable spills and 2 minor reportable permit noncompliances for the quarter.
Financial Statements
Integra’s consolidated financial statements and management’s discussion and analysis as at and for the three months ended March 31, 2026, are available on the Company’s website at www.integraresources.com, and under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Hard copies of the financial statements are available free of charge upon written request to info@integraresources.com.
Q1 2026 Conference Call and Webcast Details
The Company will host a conference call and webcast on Tuesday, May 12, 2026 at 11:00 AM Eastern Time / 8:00 AM Pacific Time to review its financial and operating results for the first quarter of 2026. Details for the conference call and webcast are included below.
Dial-In Numbers / Webcast:
Conference ID: 1860723
Toll Free: (800) 715-9871
Toll: +1 (646) 307-1963
Webcast: https://events.q4inc.com/attendee/227670078
About Integra Resources Corp.
Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.
ON BEHALF OF THE BOARD OF DIRECTORS
George Salamis
President, CEO and Director
CONTACT INFORMATION
Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: +1 (604) 416-0576

Qualified Person
The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”)
Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.
Average realized gold price
Average realized gold price per ounce is calculated by dividing the Company’s gross revenue from gold sales for the relevant period by the gold ounces sold, respectively. The Company believes the measure is useful in understanding the gold prices realized by the Company throughout the period. The following table reconciles revenue and gold sold during the period with average realized prices:

	Three months ended March 31,
	2026	2025
Gold revenue	$60,757	$56,430
Gold ounces sold during the period	12,518	19,540
Average realized gold price (per oz sold)	$4,854	$2,888
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended March 31,
	2026	2025
Payments for mineral properties, plant and equipment	$8,976	$3,785
Payments for equipment leases	3,592	2,234
Total capital expenditures	12,568	6,019
Less: Non-sustaining capital expenditures	(1,788)	—
Sustaining capital expenditures	$10,780	$6,019

Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended March 31,
	2026	2025
Operating cash flow (1)	$13,798	$15,732
Less: sustaining capital expenditures	(10,780)	(6,019)
Free cash flow	$3,018	$9,713
Free cash flow per share (basic)	$0.02	$0.06
Weighted average shares outstanding (basic)	193,554	168,711
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses this measure to assess its operational efficiency and short-term financial position.
Operating margin
Operating margin is calculated as mine operating earnings divided by revenue. The Company uses Operating Margin as a measure of the Company's profitability. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended March 31,
	2026	2025
Revenue	$61,724	$57,025
Mine operating earnings	24,851	15,484
Operating margin	40%	27%
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and it is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended March 31,
	2026	2025
Operating cash flow (1)	$13,798	$15,732
Change in working capital	8,627	(3,432)
Operating cash flow before change in working capital	$22,425	$12,300
Operating cash flow per share (basic)	$0.07	$0.09
Operating cash flow before change in working capital per share (basic)	$0.12	$0.07
Weighted average shares outstanding (basic)	193,554	168,711
Cash costs
Cash costs are a non-GAAP financial metric which includes production costs, and government royalties. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.

AISC
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended March 31,
	2026	2025
Production costs	$27,294	$34,482
Royalties and excise taxes	3,899	3,732
Fair value adjustment to production costs on sale of acquired inventories (1)	94	1,770
Less: Silver revenue	(967)	(595)
Total cash costs	30,320	39,389
Reclamation accretion expense	333	357
Sustaining capital expenditures	10,780	6,019
Mine-site AISC	$41,433	$45,765
General and administrative expenses	2,964	1,674
Share-based compensation	369	351
Total AISC	$44,766	$47,790
Gold ounces sold (oz)	12,518	19,540
Cash costs (per Au sold)	$2,422	$2,016
Mine-site AISC (per Au sold)	$3,310	$2,342
AISC (per Au sold)	$3,576	$2,446
(1)This non-cash adjustment to production costs for the three months ended March 31, 2026, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.
Adjusted earnings
Adjusted earnings and adjusted basic earnings per share (collectively, "Adjusted Earnings") are presented to remove items that are unrelated to ongoing operations. These metrics do not have a standardized definition under IFRS Accounting Standards and should not be considered as a substitute for results prepared in accordance with IFRS Accounting Standards. Other companies may calculate Adjusted Earnings differently. Adjusted Earnings excludes the tax-effected impact of transaction and integration costs, unrealized gains and losses on foreign currency derivative contracts, gains or losses from the disposal of mineral properties, plant and equipment, and deferred taxes.

	Three months ended March 31,
	2026	2025
Net earnings	$12,549	$983
Increase (decrease) due to:
Transaction and integration costs	—	2,095
Fair value adjustment to production costs on sale of acquired inventories (1)	(94)	(1,770)
Unrealized (gains) losses on derivatives	(475)	3,083
Realized loss on debt facility conversion	—	—
(Gain) loss on disposal of mineral properties, plant and equipment	311	36
Current tax effect from adjusting items	84	—
Deferred tax expense	516	7
Adjusted earnings	$12,891	4,434
Weighted average shares outstanding (in 000's) Basic	193,554	168,711
Adjusted basic earnings per share	$0.07	$0.03
(1)This non-cash adjustment to production costs for the three months ended March 31, 2026 and March 31, 2025, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.

Forward-looking Statements
Certain information set forth in this news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition. Forward-looking statements relate, but are not limited, to: the planned exploration, development and mining activities and expenditures of the Company, including estimated production, cash costs, all-in sustaining costs and capital expenditures; the estimation, realization and growth of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Company's projects; magnitude or quality of mineral deposits; anticipated advancement, timing and results of permitting for the Company's projects; benefits of non-GAAP measures; anticipated advancement of the Company's projects and future exploration prospects; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; and future growth potential of the Company's projects. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's abilities to complete its planned exploration and development programs; the absence of adverse conditions at the Company's projects; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list in not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions and have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and on the EDGAR issuer profile for the Company at www.sec.gov.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves
NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.
Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.